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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 ---------------------------------------------

                                 SCHEDULE 13D/A
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 41)

                 ---------------------------------------------

           FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                                (NAME OF ISSUER)

                SHARES OF BENEFICIAL INTEREST, $1.00 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                    337400105

                                 (CUSIP NUMBER)


                 ---------------------------------------------

                             DAVID S. KLAFTER, ESQ.
                       GOTHAM PARTNERS MANAGEMENT CO., LLC
                              110 EAST 42ND STREET
                            NEW YORK, NEW YORK 10017
                                 (212) 286-0300

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                 ---------------------------------------------

                                SEPTEMBER 24, 2001

           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

      Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent..

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------                            --------------------------
CUSIP NO. 337400105              SCHEDULE 13D              (PAGE 2 OF 10)
--------------------------                            --------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON/
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gotham Partners, L.P.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|X|
                                                                    (b)[ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW YORK
--------------------------------------------------------------------------------
              ------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
   SHARES          2,873,158
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
              ------------------------------------------------------------------
               8   SHARED VOTING POWER
                   0
              ------------------------------------------------------------------
              ------------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
                   2,873,158
              ------------------------------------------------------------------
              ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   0
              ------------------------------------------------------------------
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,873,158
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.24%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

*     See Instructions

--------------------------                            --------------------------
CUSIP NO. 337400105              SCHEDULE 13D              (PAGE 3 OF 10)
--------------------------                            --------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON/
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gotham International Advisors, L.L.C.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|X|
                                                                    (b)[ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
              ------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
   SHARES          2,431,664
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
              ------------------------------------------------------------------
               8   SHARED VOTING POWER
                   0
              ------------------------------------------------------------------
              ------------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
                   2,431,664
              ------------------------------------------------------------------
              ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   0
              ------------------------------------------------------------------
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,431,664
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.97%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     OO;IA
--------------------------------------------------------------------------------

*     See Instructions

--------------------------                            --------------------------
CUSIP NO. 337400105              SCHEDULE 13D              (PAGE 4 OF 10)
--------------------------                            --------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON/
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gotham Partners III, L.P.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                    (b)[ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW YORK
--------------------------------------------------------------------------------
              ------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
   SHARES          58,448
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
              ------------------------------------------------------------------
               8   SHARED VOTING POWER
                   0
              ------------------------------------------------------------------
              ------------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
                   58,448
              ------------------------------------------------------------------
              ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   0
              ------------------------------------------------------------------
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     58,448
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.17%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

*     See Instructions

--------------------------                            --------------------------
CUSIP NO. 337400105              SCHEDULE 13D              (PAGE 5 OF 10)
--------------------------                            --------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON/
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gotham Holdings II, L.L.C.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|X|
                                                                    (b)[ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW YORK
--------------------------------------------------------------------------------
              ------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
   SHARES          477,963
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
              ------------------------------------------------------------------
               8   SHARED VOTING POWER
                   0
              ------------------------------------------------------------------
              ------------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
                   477,963
              ------------------------------------------------------------------
              ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   0
              ------------------------------------------------------------------
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     477,963
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.37%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

*     See Instructions

           This Amendment No. 41 (this "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the shares of beneficial interest, par value $1.00 per share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust, (the "Issuer") previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners III, L.P., New York limited partnerships, and Gotham Holdings II, L.L.C. and Gotham International Advisors, L.L.C., Delaware limited liability companies (together, the "Reporting Persons"). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the
Schedule 13D.

           Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

           Item 4 is hereby amended to add the following:

           On September 21, 2001, certain of the Reporting Persons entered into a letter of intent with the Issuer (the "LOI") (a copy of which is attached as an exhibit hereto and incorporated herein by reference, and the description herein of which is qualified in its entirety by reference thereto) setting forth certain agreements and understandings between such Reporting Persons and the Issuer with respect to, among other things, a business combination transaction (the "Proposed Transaction").

           In connection with the LOI, the Reporting Persons who are party thereto expect to negotiate and enter into definitive binding agreements with respect to the Proposed Transaction, including the matters set forth in the LOI and certain other customary terms and conditions for a transaction of the type contemplated by the LOI. The Reporting Persons have filed this Amendment to account for the agreements and understandings reflected in the LOI. If the Proposed Transaction is consummated, among other matters, there will be a change of control of the Issuer, with the Reporting Persons and/or their affiliates controlling the Issuer thereafter.

           In light of the preliminary nature of the Proposed Transaction, the terms of the LOI itself, and, among other things, the variety of factors and considerations relevant to the Proposed Transaction and the Reporting Persons' investment in the Issuer, as previously included in this Item 4, there can be no assurance that a definitive agreement with respect to the Proposed Transaction will be agreed or entered into, nor as to the terms of any such definitive agreement, nor that even if such agreement is entered into that the Proposed Transaction will in fact be consummated.

           In addition, Item 6 hereof is hereby incorporated by reference into this Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Item 6 is hereby amended to add the following:

           As described above, the LOI (a copy of which is attached as an exhibit hereto and incorporated herein by reference, and the description herein of which is qualified in its entirety by reference thereto) relates to the Proposed Transaction, which contemplates various matters including the following:

           The Issuer will merge with and into a newly formed company, which will be named Gotham Golf Corp. following the merger. Concurrently, in exchange for newly issued common stock of Gotham Golf Corp., Gotham and certain of its affiliates will contribute to Gotham Golf Corp. their equity interests in Gotham Golf Partners, L.P., a limited partnership that owns and operates golf courses throughout the mid-Atlantic region, and related assets. In connection with the merger, in exchange for their Shares, the Issuer's common shareholders will receive cash in the amount of the Issuer's per Share net asset value, which will be $2.20 per share of common stock, to be funded out of the Issuer's existing cash on hand. Further, each of the Issuer's common shareholders will receive rights to subscribe for stock in Gotham Golf Corp., in proportion to such shareholder's ownership of Shares immediately preceding the merger, for up to an aggregate of $40 million in Gotham Golf Corp. equity.

           In addition to the foregoing, the Issuer will distribute all of its assets (other than cash and cash equivalents in an amount equal to the sum of (x) $114.25 million and (y) an amount equal to accumulated but unpaid dividends and interest on debt and preferred stock of First Union (whether or not then due or payable, but instead calculated on a pro rata basis with respect to the time since the last payment of dividends or interest)) to a newly formed company, First Union Asset Company ("FAC"), and units ("Units") representing all of the equity interests in FAC, which will be distributed to common shareholders or certain of the Reporting Persons as described below. After the consummation of the Proposed Transaction, FAC will commence an orderly sale and/or distribution of its assets. FAC will assume all existing and contingent liabilities of the Issuer other than (1) the $12.5 million of 8.875% Senior Notes due September 15, 2003, (2) the approximately $24.6 of 8.4% Series A Cumulative Convertible Redeemable Preferred Shares of preferred stock (including any accrued but unpaid interest and dividends on such debt and preferred stock) and (3) certain other specific liabilities, which will remain obligations of the Issuer or its successor, Gotham Golf Corp. Further, FAC will provide the Issuer with a blanket indemnity against any and all claims for any or all liabilities related to the distributed assets or the Proposed Transaction. The Issuer will agree to provide or cause to be provided up to approximately $6 million of secured working capital financing to support FAC's requirements. FAC will be managed by a management team to be determined by the parties.

           In connection with the Proposed Transaction, the Issuer's common shareholders will have the option (the "FAC Election") of electing to receive
(i) a pro rata distribution of FAC Units, or (ii) cash of $0.50 per Unit (the "FAC Cash Amount") in lieu of their pro rata distribution of FAC Units, subject to possible adjustment. If and to the extent the Issuer's common shareholders fail to make an election in connection with the FAC Election, such shareholders shall be deemed to have elected to receive FAC Units. In exchange for Gotham paying cash to the Issuer in an amount equal to the FAC Cash Amount, the Issuer will sell and Gotham will purchase a number of Units equal to the number of Units in lieu of which the Issuer's common shareholders elected to receive cash (as described above).

           The Proposed Transaction will be effected pursuant to a combination agreement in form and substance customary for comparable transactions, which would be entered into only following (i) approval and recommendation by a the unaffiliated members of the Issuer's Board of Trustees in connection with the consideration of the Proposed Transaction, and (ii) receipt by the Issuer of an opinion from its independent financial advisor as to the fairness from a financial point of view of the Proposed Transaction to the Issuer's common shareholders unaffiliated with Gotham. The obligation of the Issuer and Gotham to consummate the Proposed Transaction will be conditioned upon the satisfaction of certain customary closing conditions, including, among other things, approval by no less than a majority of the Issuer's common shareholders.

           In addition, Item 4 hereof is hereby incorporated by reference into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1 Letter of Intent by and among Gotham Partners, L.P. and First Union Real Estate Equity and Mortgage Investments.

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 24, 2001

                               GOTHAM PARTNERS, L.P.


                               By: Section H Partners, L.P.,
                               its general partner

                               By: Karenina Corporation,
                               a general partner of Section H
                               Partners, L.P.


                               BY:       /S/ WILLIAM A. ACKMAN
                               -----------------------------------------------
                               President
                               William A. Ackman

                               GOTHAM PARTNERS III, L.P.


                               By: Section H Partners, L.P.,
                               its general partner

                               By: Karenina Corporation,
                               a general partner of Section H
                               Partners, L.P.


                               BY:       /S/ WILLIAM A. ACKMAN
                               -----------------------------------------------
                               President
                               William A. Ackman


                               GOTHAM INTERNATIONAL
                               ADVISORS, L.L.C.


                               BY:       /S/ WILLIAM A. ACKMAN
                               -----------------------------------------------
                               Senior Managing Member
                               William A. Ackman

                               GOTHAM HOLDINGS II, L.L.C.


                               By:   Gotham Holdings Management LLC,
                                     the Manager


                               BY:       /S/ WILLIAM A. ACKMAN
                               -----------------------------------------------
                               Senior Managing Member
                               William A. Ackman